Exhibit 99.1

DIRECTORATE AND MANAGEMENT CHANGES

Management change focused on accelerating value creation

London, England and San Francisco, CA. — 29 May 2018 — RhythmOne plc (“RhythmOne” or the “Company”) today announces that Ted Hastings, who has served as the Company’s Chief Executive Officer since June 2017, has resigned as both Chief Executive Officer and a member of the RhythmOne Board of Directors, to pursue entrepreneurial opportunities. The Company is pleased to announce that the RhythmOne Board has appointed Mark Bonney as President, Chief Executive Officer of the Company and an Executive Director of the Board.

This is a coordinated transition in executive roles that supports RhythmOne’s evolution, and the Board believes that Mr. Bonney is particularly suited to drive the next phase of the Company’s development. With RhythmOne’s end-to-end programmatic engine firmly established, the Company intends to focus on the integration of recent acquisitions in order to create an effective platform to facilitate growth and scale and, ultimately, drive shareholder value creation.

Mr. Bonney, age 64, has over 35 years of experience as a senior executive officer and has held a variety of roles that include Chief Executive Officer, Chief Financial Officer and Chief Operations Officer – in both the United States and internationally, as well as several directorships of public and private businesses. Mr. Bonney has led companies through various transformative events with a proven track record of having dramatically increased value for shareholders and maximized opportunities for growth. Most recently, from December 2014 until its sale in August 2017, Mr. Bonney served as President, Chief Executive Officer and an executive director of MRV Communications, Inc. (“MRV”), a communications equipment and services provider. Mr. Bonney was an Independent Director of MRV from April 2013 until his appointment as Executive Vice President and Chief Financial Officer in August 2014. From January 2013 through August 2014, Mr. Bonney served as President, Chief Executive Officer of On Board Advisors LLC. Previously, Mr. Bonney held a number of executive positions at various companies, which included President and Chief Operating Officer, Vice President of Operations, and Chief Financial Officer. Mr. Bonney holds a BS in Business Administration and Economics from Central Connecticut State University and an MBA in Finance from the University of Hartford.

In the five years preceding his appointment at the Company, Mr. Bonney holds or has held the following directorships:

Current:

●	Zix Corp.
●	SeaChange International, Inc.
●	eConsult Network, Inc.

Previous:

●	MRV Communications, Inc.
●	Sigma Designs, Inc.
●	Community Health Centers, Inc.
●	On Board Advisors LLC

Preceding his appointment at the Company, Mr. Bonney has held the following directorships in companies that went into receivership:

●	DB Media Distribution (formerly Columbia House Company Canada - DVD/CD clubs
●	DB Media Distribution, Inc. (formerly Doubleday Canada Limited) - Book clubs
●	CH LLC Canada and CH Sub LLC Canada – Holders of partnership interests in DB Media Distribution

Ted Hastings, former Chief Executive Officer, said:

“I am grateful for my experience at RhythmOne and the accomplishments during my tenure, which put in place vital building blocks for the future success of RhythmOne. I believe that now is the right time for me to transition out of the role and to pursue entrepreneurial endeavors. I look forward to remaining a shareholder of the Company.”

Eric Singer, Chairman of the Board said:

“We appreciate Ted’s service to the Company and his leadership over the past year. As we focus on the integration efforts of the combined enterprise, we are excited about the new leadership and the direction we believe Mark will take RhythmOne. His extensive experience leading public companies through integrations and other transformative events will be invaluable as we continue to execute against our financial plan and evaluate strategic acquisitions to accelerate growth and profitability with the goal of maximizing shareholder value.”

Mark Bonney, newly-appointed President, Chief Executive Officer said:

“The RhythmOne opportunity draws squarely on my experience of integrating businesses and building value for shareholders. I look forward to working with the executive team to execute against the FY2019 plan and continue the hard work of integrating the prior acquisitions. I’ve met with several members of the board and executive team and am excited about the opportunities that lie ahead of us.”

RhythmOne affirms the outlook statement made at the time of its trading update on 19 April 2018 and expects performance for the full year ended 31 March 2018 to be in line with expectations. The Company intends to release its full year results on or around 14 June 2018.

In relation to Mr. Bonney's appointment to the Board, there is no further information required to be disclosed pursuant to paragraph (g) of Schedule 2 of the AIM Rules for Companies.

The information communicated herein constitutes inside information.

About RhythmOne
RhythmOne drives engagement between advertisers and targeted audiences – resulting in real, measurable business outcomes. We offer fully integrated, cross-screen solutions that span desktop, mobile, and connected TV (“CTV”) across high-impact video, rich media, display, social, and native advertising formats – ensuring advertisers reach high-propensity audiences wherever and however they consume content. The connections we make are further enhanced through unique audience data and powered by our unified programmatic platform, RhythmMax. This end-to-end platform – coupled with the world-class service of our account teams – provides more direct, efficient, and effective connections, driving ROI for advertisers and publishers. Founded in 2004 in the UK, RhythmOne is headquartered in San Francisco with offices in the US, UK, Europe, APAC, and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact
Dan Slivjanovski
RhythmOne plc

Financial Media Contacts
Edward Bridges / Dwight Burden / Rob Mindell
FTI Consulting LLP
(UK) 020 3727 1000

Nomad and Broker for RhythmOne
Nick Westlake (Nomad) / Michael Wharton / Toby Adcock
Numis Securities Limited
(UK) 020 7260 1000

Forward-Looking Statements
This press release contains certain forward-looking statements with respect to future events and our future financial performances.  All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to our Outlook, statements about the YuMe acquisition, the anticipated benefits and synergies associated with the acquisition, future opportunities, future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance and quotations from management.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that expressed or implied in our forward-looking statements.  Among the key factors that could cause or contribute to such differences  include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, and RhythmOne’s intellectual property and proprietary technologies.  These and other risk factors are discussed in “Risk Factors” of the prospectus/offer to exchange relating to the Offer and in the documents incorporated by reference into such prospectus/offer to exchange, including those in the section “Risk Factors” in YuMe’s Annual Report on Form 10-K for the year ended December 31, 2016 and YuMe’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.  Each of these referenced documents are on file with the United States Securities and Exchange Commission and can be found at www.sec.gov.

All forward-looking statements attributable to RhythmOne or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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